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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 21426

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Tryon Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECD S.E.C.
JUL 08 2002
535

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clayton S. Parsons III CPA

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 7-18-02

FIRST TRYON SECURITIES, LLC

Independent Auditors' Report, Financial Statements and Supplemental Information

For the Year Ended December 31, 2001

CLAYTON S. PARSONS III, CPA, PA
BUSINESS, FINANCIAL AND TECHNOLOGY CONSULTING

922 East Boulevard • Charlotte, NC • 28203 **Tel:** (704) 332-4000 **Fax:** (704) 332-7088
E-Mail: clayton@parsonscpa.com **WebSite:** www.parsonscpa.com

FIRST TRYON SECURITIES, LLC

Table of Contents

December 31, 2001

CLAYTON S. PARSONS III, CPA, PA

BUSINESS, FINANCIAL AND TECHNOLOGY CONSULTING

To the Members of:

FIRST TRYON SECURITIES, LLC
Charlotte, NC

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of **First Tryon Securities, LLC** as of December 31, 2001, and the related statements of operations and members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Tryon Securities, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clayton S. Parsons III, CPA, PA
January 31, 2002

Mail: 922 East Boulevard ~ Charlotte, NC ~ 28203 **Tel:** (704) 332-4000 **Fax:** (704) 332-7088
E-Mail: clayton@parsonscpa.com **WebSite:** www.parsonscpa.com

FIRST TRYON SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	52,524
Receivables From Broker-Dealers and Clearing Brokers		2,772,667
Deposits With Clearing Brokers		50,000
Marketable Securities Owned at Market Value		4,022,217
Interest Receivable		43,374
Investments		85,100
Furniture and Fixtures at Cost, Net of Accumulated Depreciation		27,277
Other Assets		11,981
TOTAL ASSETS	$	7,065,140

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts Payable	$	10,199
Securities Sold Not Yet Purchased		3,238,604
Accrued Profit Sharing Plan Contributions		50,000
Accrued Payroll		157,429
Other Accrued Expenses		10,000
Distributions Payable to Members		430,158
TOTAL LIABILITIES		3,896,390
Members' Equity		3,168,750
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	7,065,140

See Accountants' Report and Notes to the Financial Statements

FIRST TRYON SECURITIES, LLC
STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMER 31, 2001

REVENUES		
Net Inventory Trading Gains	$	10,140,826
Interest Income		393,184
TOTAL REVENUES		10,534,010
EXPENSES		
Employee Compensation		4,630,765
Payroll Taxes		108,166
Clearance Fees		369,439
Profit Sharing Plan Expense		51,403
Data Communication Fees		62,203
Dues and Subscriptions		1,284
Depreciation & Amortization Expense		18,098
Travel and Entertainment		21,477
Insurance		33,564
Interest Expense		166,560
Office Expense		33,885
Legal and Accounting		21,638
Occupancy Costs		56,089
Repairs and Maintenance		10,028
Telephone		26,801
Other Expenses		73,702
TOTAL EXPENSES		5,685,102
NET INCOME		4,848,908
MEMBERS' EQUITY - BEGINNING		1,850,000
CONTRIBUTIONS		150,000
DISTRIBUTIONS		(3,680,158)
MEMBERS' EQUITY- ENDING	$	3,168,750

See Accountants' Report and Notes to the Financial Statements

FIRST TRYON SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities:	
Net Income	$ 4,848,908
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation and Amortization	18,098
(Increase) Decrease in Receivables from Broker-Dealer and Clearing Brokers	(2,772,667)
(Increase) Decrease in Marketable Securities Owned	1,250,984
(Increase) Decrease in Interest Receivable	26,385
(Increase) Decrease in Other Assets	(11,981)
Increase (Decrease) in Accounts Payable	(2,261)
Increase (Decrease) in Accrued Liabilities	182,314
Total Adjustments	(1,309,128)
Net Cash Provided by Operating Activities	3,539,780
Cash Flows From Investing Activities:	
Cash Payments for the Purchase of Property	(2,910)
Net Cash Used by Investing Activities	(2,910)
Cash Flows From Financing Activities:	
Members' Distributions	(3,680,158)
Members' Contributions	150,000
Net Cash Used by Financing Activities	(3,530,158)
Net Decrease in Cash	6,712
Cash - Begining	45,812
Cash - Ending	$ 52,524

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of **First Tryon Securities, LLC** (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the members who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Operations – The Company was organized in the state of North Carolina on September 1, 1996 as a limited liability corporation for the primary purpose of acting as a fully disclosed introducing broker in the purchase and sale of corporate debt securities to other brokers and dealers. The Company uses Pershing, a division of Credit Suisse First Boston, to clear all trades, and does not take custody of any securities. The Company is registered with the Securities and Exchange Commission, as well as the National Association of Securities Dealers, Inc., as a broker-dealer. H. Keith Brunnemer, Jr. is the managing member of the Company. According to the terms of its articles of organization, the Company will be dissolved on December 31, 2046, unless terminated sooner under the provisions of the members' operating agreement.

Inception Date - The Company commenced operations on October 1, 1996. The Company was approved to commence trading operations by the National Association of Securities Dealers, Inc. effective October 21, 1996.

Furniture and Equipment – Furniture and equipment are recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets ranging from 5 to 7 years.

Organizational Costs - Organizational costs are being amortized on a straight-line basis over a 5-year period.

Valuation of Securities - Security transactions are recorded on a trade date basis. Marketable securities are valued at market value. Securities for which a quoted market value is not readily available are valued at fair value as determined by the Company. Material unrealized differences between cost and market value are recorded as unrealized gains or losses. There were no material unrealized gains or losses and no unquoted securities at year end.

Income Taxes – For income tax purposes, the Company is considered to be a partnership. No provision for federal or state income taxes has been made in the accompanying financial statements since the members include their allocable share of Company income or losses in their respective individual income tax returns.

Allocations and Distributions to Members - Allocations of income and losses and distributions of cash are made to the members pursuant to the terms of the members' agreement. Such allocations and distributions are made to the members in proportion to their respective ownership interests.

Use of Accounting Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

2. UNINSURED CASH BALANCES

The Company maintains cash balances at two community banks located in Charlotte, North Carolina. The Federal Deposit Insurance Corporation (FDIC) insures accounts at the community banks up to $100,000.

The Company also maintains cash balances with the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation ("Pershing") located in Jersey City, New Jersey. Pershing provides brokerage, execution, clearing, settlement, and reporting services to the Company. The Securities Investor Protection Corporation (SIPC) provides $500,000 of coverage, including $100,000 for claims for cash awaiting reinvestment. The remaining coverage is provided by Pershing through a commercial insurer. The account protection applies when a SIPC member firm fails financially and is unable to meet obligations to securities clients, but it does not protect against losses from the rise and fall in the market value of investments.

3. RECEIVABLES FROM AND PAYABLES TO BROKERS AND DEALERS AND CLEARING BROKERS

Amounts receivable from, and payable to, brokers and dealers and clearing brokers at December 31, 2001 represent amounts related to securities traded but not yet settled as of that date.

4. INVESTMENTS

The Company has invested in common stock and warrants of The NASDAQ Stock Market Inc. The investments are carried at cost which approximate the fair market value at December 31, 2001.

5. CLEARING BROKER

The payable to clearing broker represents net amounts due on margin transactions. Securities owned by the Company are pledged as collateral for such payable. Interest on the margin account accrues interest at a fluctuating rate (5.01% at December 31, 2001) that generally corresponds to the broker call money rate. Interest expense on the margin account for the period ending December 31, 2001 totaled $166,560.

Under the terms of the clearing agreement, the Company is required to maintain a cash balance on deposit with the clearing broker in the amount of approximately $50,000 at all times.

6. MARKETABLE SECURITIES OWNED AND SECURITIES SOLD NOT YET PURCHASED

As of December 31, 2001, marketable securities owned, and securities sold not yet purchased are comprised of corporate debt securities. In the normal course of business, the Company may sell securities not yet purchased. Since the Company will eventually have to purchase these securities back at prevailing market prices, off-balance sheet risk arises in the event that the market price of such securities fluctuates. Market valuations at year-end indicate no significant risk in either the short or long positions of the Company.

7. FURNITURE AND EQUIPMENT

As of December 31, 2001 furniture and equipment consisted of the following:

Furniture and Equipment	$ 99,069
Less: Accumulated Depreciation	(71,792)
Furniture and Equipment, at Cost, Net	$ 27,277

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of $100,000 minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed a 15 to 1 ratio. At December 31, 2001, the Company had net capital of $2,612,694. The percentage of aggregate indebtedness to net capital is 0.25 to 1.

9. MEMBERSHIP EQUITY

The Company is undergoing a change in membership effective January 1, 2002. A new operating agreement has been implemented with an effective date of January 1, 2002. This agreement states that the Company will be capitalized with equity of $3,250,000 and admit one new member.

10. COMMITMENTS AND CONTINGENCIES

The Company has entered into a lease agreement dated August 17, 2001 for the rental of office space for a period of five years. The monthly rental payment in years one to five is $4,258, $4,370, $4,482, $4,594 and $4,930 respectively.

11. PROFIT SHARING PLAN

The Company adopted a 401(K) profit sharing plan effective June 15, 2000. Participants in the plan may contribute up to 15% of compensation and the Company can make a discretionary matching contribution equal to the lesser of 6% of eligible compensation or the amount deferred. The company accrued a contribution for the year ending December 31, 2001 in the amount of $50,000. The total expense of $51,403 is a result of a required top heavy contribution for the prior year in the amount of $1,403.

FIRST TRYON SECURITIES, LLC

SUPPLEMENTAL SCHEDULES

FIRST TRYON SECURITIES, LLC
Supplemental Disclosures
December 31, 2001

1. The Company is exempt from the SEC rule 15c3-3 reserve requirement under exemption K2-ii.

FIRST TRYON SECURITIES, LLC
RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Net Capital, December 31, 2001 (Unaudited)	$	2,612,694
Adjustments		
Distributions		0
Interest Income		0
Unrealized Gain		0
General Expenses		0
Other Adjustments		0
Net Capital, December 31, 2001 (Audited)	$	2,612,694

FIRST TRYON SECURITIES, LLC
Statement of Financial Condition
December 31, 2001

ASSETS

Consolidated ○ [0198] Unconsolidated ● [0199]

		Allowable	Non-Allowable	Total
1.	Cash	102,524 [0200]		102,524 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	2,772,667 [0295]		
	B. Other	43,374 [0300]	11,981 [0550]	2,828,022 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	4,022,217 [0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		4,022,217 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	85,100 [0610]	85,100 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities [0170]			

	B.	Other securities [0180]			
8.		Memberships in exchanges:			
	A.	Owned, at market [0190]			
	B.	Owned, at cost		[0650]	
	C.	Contributed for use of the company, at market value		[0660]	0 [0900]
9.		Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.		Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	27,277 [0680]	27,277 [0920]
11.		Other assets	[0535]	[0735]	0 [0930]
12.		**TOTAL ASSETS**	6,940,782 [0540]	124,358 [0740]	7,065,140 [0940]

FIRST TRYON SECURITIES, LLC
Statement of Financial Condition
December 31, 2001

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	637,587 [1155]	[1355]	637,587 [1610]
16. Securities sold not yet purchased, at market value		3,238,604 [1360]	3,238,604 [1620]
17. Accounts payable, accrued liabilities, expenses and other	10,000 [1205]	10,199 [1385]	20,199 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders [1000]			
2. Includes			

	equity subordination (15c3-1(d)) of [1010]				
	D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
	E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES		647,587 [1230]	3,248,803 [1450]	3,896,390 [1760]

Ownership Equity

				Total
21.	Sole proprietorship			[1770]
22.	Partnership (limited partners [1020])		3,168,750	3,168,750 [1780]
23.	Corporations:			
	A.	Preferred stock		[1791]
	B.	Common stock		[1792]
	C.	Additional paid-in capital		[1793]
	D.	Retained earnings		[1794]
	E.	Total		0 [1795]
	F.	Less capital stock in treasury		[1796]
24.	TOTAL OWNERSHIP EQUITY			3,168,750 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY			7,065,140 [1810]

Statement of Financial Condition
December 31, 2001

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		3,168,750 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		3,168,750 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0 [3520]
	B. Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		3,168,750 [3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	124,358 [3540]	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	-124,358 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		3,044,392 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	[3660]	
	B. Subordinated securities borrowings	[3670]	
	C. Trading and investment securities:		
	1. Exempted securities	[3735]	
	2. Debt securities	399,304 [3733]	
	3. Options	[3730]	
	4. Other securities	[3734]	
	D. Undue Concentration	32,394 [3650]	

FIRST TRYON SECURITIES, LLC
Computation of Net Capital
December 31, 2001

E. Other (List)

[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	0 [3736]	-431,698 [3740]

10. Net Capital — 2,612,694 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	43,172 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	100,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	100,000 [3760]
14.	Excess net capital (line 10 less 13)	2,512,694 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	2,547,935 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition — 647,587 [3790]

17. Add:

A.	Drafts for immediate credit	[3800]	
B.	Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C.	Other unrecorded amounts(List)		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19.	Total aggregate indebtedness	647,587 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 25 [3850]